Filed by Ariba, Inc.
Filed pursuant to Rules 165 and 425 promulgated under the
Securities Act of 1933, as amended, and deemed filed
pursuant to Rule 14a-12 promulgated under the
Securities Exchange Act of 1934, as amended

Subject Company: Agile Software Corporation
Commission File No.: 000-26299

On January 30, 2001, Ariba distributed the following slides:

Slide 1:

In the upper right corner of the slide the Ariba logo appears. There is a photo of a businessman looking skyward.

Slide 2:

There is a title that reads "Today's Announcement". There is text below the title that reads "Ariba acquires Agile Software, the leading provider of collaborative manufacturing solutions." Below that text there is text that reads "The merger creates a unique new force in the B2B space: the first company to offer a unified Internet based platform for both commerce and collaboration."

Slide 3:

There is a title that reads "Key Deal Terms". Below the title, there is a column that reads:

  •
  Tax-free stock-for-stock merger

  •
  1.350 Ariba shares issued for each Agile share

  •
  Total transaction value of $2.55 billion (fully-diluted)

  •
  Pro forma ownership: 80% Ariba/20% Agile

  •
  Purchase accounting treatment

  •
  Conditional upon antitrust clearance & shareholder approval

  •
  Expected to be accretive to Ariba earnings in FY2002

  •
  Targeted closing early Q2 CY2001

Slide 4:

There is a title that reads "Driving Toward Our Next Goal". Below the title and on the right side there of the slide is a box with text in it that reads "Interactive Value Chain Solutions". Below and to the left is a box with text in it that reads "Platform". There is an arrow from this box to another box with text in it that reads "Integrated commerce foundation installed at 100s of customers". Below and to the left is a box with text in it that reads "Network". There is an arrow from this box to another box with text in it that reads "$Billions in transactions". Below and to the left is a box with text in it that reads "Marketplaces". There is an arrow from this box to another box with text in it that reads "Leading share of marketplaces (200+)". Below and to the left is a box with text in it that reads "eProcurement". There is an arrow from this box to another box with text in it that reads "Innovation and leadership: 32% marketshare (IDC)".

Slide 5:

There is a title that reads "The Next Huge Opportunity". Below the title is a subtitle that reads "The Interactive Value Chain". Below that the subtitle is text that reads "Real-time: Web store front;

Interactive Value Chain" and "Batch: ERP & Supply Chain Planning: EDI"; "Enterprise/Inter-Enterprise".

Slide 6:

There is a title that reads "Trends and Opportunity". There is a column below the title that reads:

  I.
  Increased outsourcing of key functions

  II.
  Value chains are increasing in complexity

  III.
  Inadequacy of traditional ERP & SCM systems to solve inter-enterprise business processes

Below the column there is text that reads: "Emergence of a huge new addressable market: Leveraging the Internet to unify commerce solutions with collaborative information sharing between trading partners."

Slide 7:

There is a title that reads "Merger Brings Together Two Worlds". Below the title there are two graphics connected by an arrow pointing to each. The left graphic is a circle with the Ariba logo in the circle. The right graphic is a circle with the Agile logo in the circle. Below these graphics is text that reads "To provide the leading platform and solutions that unify inter-enterprise commerce and collaboration, creating unprecedented value"

Slide 8:

There is a title that reads "A new class of solutions". Below the title there is the text: "Traditional Enterprise Solutions—Behind-the-firewall batch processes, Heavy installations, long time to value, and Single-provider, proprietary APIs", and "Interactive Value Chain Solutions—Network-based near-time interaction, Rapid deployment and time-to-value and Standards-based, partnership ecosystem"

Slide 9:

There is a title that says "Strategic Asset: Dynamic Product Data"

    Below there is text that says "Collaborative Interactions: Design, Source, Buy, Make" with arrows pointing to a box that says "Dynamic product information", below which there is text that says "Ariba Commerce and Collaboration Platform" and "Ariba Commerce Services Network". To the left there is text that says "Enterprise systems: PDM, SCM, ERP"

Slide 10:

There is a title that reads "Case Study Example". Below the title is a box with text in it that reads "Customer realizes that sales are exceeding the demand forecast, and that current suppliers are out of capacity". Below the box is a column that reads:

  •
  Look at list of approved alternate suppliers and search for others on the network

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  Build an eRFQ and dynamically negotiate contract

  •
  Send electronic purchase order to alternate suppliers

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  Update the shared electronic bill-of-materials so that all parties can operate from correct component list

To the right of the column is and next to each bullet point in descending is order:

Ariba logo with "Network" next to it.
Agile logo with "Buyer" next to it.
Ariba logo with "Sourcing" next to it.

Ariba logo with "Buyer/Network" next to it.
Agile logo with "Anywhere" Next to it.

Below the column is text that reads "Manufacture with new suppliers, minimize down-time, and optimize inventory through the value chain."

Slide 11:

There is a title that reads "Complementary Customer Bases". Below the title is a column that reads:

Dell logo	"With Agile Anywhere, Dell will rely on a single system to manage a process that required 3 systems in the past"—3 year benefit of $300MM
* Martin J. Garvin, Chief Procurement Officer
Compaq logo	"By ensuring we are getting the lowest possible price for components, we expect the Agile solution to generate between $50 and $100 million in return on investment every year"
* Kirk Moul, Vice President of Consumer Supply Chain Management
Nokia logo	"The implementation of the Agile application reduced our time-to-market by reducing our product change cycle time to less than two days from two weeks"
* Don Jaworski, Vice President of Engineering
International Paper Logo	"Using Agile, we have reduced the ECO process time by 75%. We are saving about 5500 engineering hours per year using the system
* Lee Staszak, Manager, Strategic Initiatives

Slide 12:

There is a title that reads "Complementary Customer Bases". There is text below the title that reads:

"Agile: EMS, Medical Devices, Computers, Semiconductor, Industrial, Communications" and "Ariba: Consulting, Automotive, Energy, Insurance and Financial Services, Technology Manufacturing, Chemicals, Telecommunications, Life Sciences, Metals and Mining, Transportation, Retail"

Slide 13:

There is a title that reads "Combined Entity Has the Assets to Win". Beneath the title, there are two columns. The left column reads:

"Business Assets

  •
  Premium brands

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  Large, Global sales force

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  G2000 install base

  •
  Partner and channel ecosystem

  •
  Infrastructure for global implementation

  •
  Market currency and profitability"

The right column reads:

"Knowledge Assets

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  Freedom from client-server and ERP legacy

  •
  Live, growing, Internet-based commerce network

  •
  Domain knowledge in direct and indirect material processes

  •
  Large development teams with proven expertise in web-native solutions"

Slide 14:

There is a title that reads "Combined Company Metrics". Below the title there is a column that reads:

  •
  "Annual run-rate revenues of approx. $900M

  •
  Profitable on an earnings per share basis

  •
  Combined market 350M total shares outstanding

  •
  Combined market cap of approx. $14Bn (as of 1/26/01)

  •
  Approx, 2,400 total employees

  •
  Over 1,000 combined customers

Slide 15:

In the center of the slide is the Ariba logo.

"Safe Harbor" Statement Under the Private Securities Litigation Reform Act of 1995:

Information and announcements in this release involve expectations, beliefs, hopes, plans, intentions or strategies regarding the future and are forward-looking statements that involve risks and uncertainties. All forward-looking statements included in this release are based upon information available as of the date of the release, and assumes no obligation to update any such forward-looking statements. These statements are not guarantees of future performance and actual results could differ materially from our current expectations. Factors that could cause or contribute to such differences include, but are not limited to: risks surrounding the closing of the merger into Ariba, the integration of Agile's business following the closing of the merger, the ability to cross-sell Ariba's and Agile's solutions to their respective customers and in different industries and other factors and risks associated with Ariba's business discussed in Ariba's Form 10-K filed December 29, 2000 and Agile's business in Agile's report on Form 10-K for the fiscal year end April 30, 2000 and its subsequent reports on Form 10-Q.

WHERE YOU CAN FIND ADDITIONAL INFORMATION:

Investors and security holders are urged to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available because it will contain important information about the transaction. The joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by Ariba and Agile. Investors and security holders may obtain a free copy of the joint proxy statement/prospects when it is available) and other documents filed by with the Commission at the Commission's Web site at www.sec.gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from Ariba or Agile.

Ariba and its executive officers and directors may be deemed to be participants in the solicitation of proxies from Ariba's stockholders with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in Ariba's Proxy Statement for its 2001 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on January 17, 2001. This document is available free of charge at the Securities and Exchange Commission's Web site at www.sec.gov and from Ariba.

NOTE: Ariba and the Ariba logo are registered trademarks and Ariba B2B Commerce Platform, Ariba Buyer, Ariba Sourcing and Ariba Commerce Services Network are trademarks of Ariba, Inc. All other products or company names mentioned are used for identification purposes only, and may be trademarks of their respective owners.